Lori Kinney

I, [BLANK], certify that:

(1) the financial statements of HiveSkill LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of HiveSkill LLC included in this Form reflects accurately the information reported on the tax return for HiveSkill LLC filed for the fiscal year ended 12/31/2022.

DocuSigned by:

Lori kinney

0E6FDB3AD15746B...

[BLANK]

CEO

01, May 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.